# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Golden Ocean Group Limited, CIK 0001029145
CUSIP: G39637205
Title of class of securities: Common Shares, par value $0.05 per share
Address of issuer's principal executive offices: Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda (D0), HM 08
Date of event which requires filing of this statement: 03/25/2025
Filed by CIK 0001604481
Persons authorized to receive notices and communications: Ludovic Saverys, CMB.TECH NV, De Gerlachekaai 20, Antwerp, Belgium (C9), 2000, 32-3-247-59-11; Keith J. Billotti, Seward & Kissel LLP, One Battery Park Plaza, New York, New York (NY), 10004, 212-574-1200

## Reporting persons
- CMB.TECH Bermuda Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 88,711,007; sole dispositive power 0; shared dispositive power 88,711,007; aggregate amount beneficially owned 88,711,007 (44.5% of the class)
  Comment: *The reported percentage is based on 199,403,293 common shares of the Issuer outstanding as of March 20, 2025 as reported by the Issuer in its Form 20-F filed on March 20, 2025.
- CMB.TECH NV (CIK 0001604481): type of reporting person: corporation (CO); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 88,711,007; sole dispositive power 0; shared dispositive power 88,711,007; aggregate amount beneficially owned 88,711,007 (44.5% of the class)
  Comment: *The reported percentage is based on 199,403,293 common shares of the Issuer outstanding as of March 20, 2025 as reported by the Issuer in its Form 20-F filed on March 20, 2025.
- Compagnie Maritime Belge NV: type of reporting person: corporation (CO); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 88,711,007; sole dispositive power 0; shared dispositive power 88,711,007; aggregate amount beneficially owned 88,711,007 (44.5% of the class)
  Comment: *The reported percentage is based on 199,403,293 common shares of the Issuer outstanding as of March 20, 2025 as reported by the Issuer in its Form 20-F filed on March 20, 2025.
- Saverco NV: type of reporting person: corporation (CO); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 88,711,007; sole dispositive power 0; shared dispositive power 88,711,007; aggregate amount beneficially owned 88,711,007 (44.5% of the class)
  Comment: *The reported percentage is based on 199,403,293 common shares of the Issuer outstanding as of March 20, 2025 as reported by the Issuer in its Form 20-F filed on March 20, 2025.
- Alexander Saverys: type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 88,711,007; sole dispositive power 0; shared dispositive power 88,711,007; aggregate amount beneficially owned 88,711,007 (44.5% of the class)
  Comment: *The reported percentage is based on 199,403,293 common shares of the Issuer outstanding as of March 20, 2025 as reported by the Issuer in its Form 20-F filed on March 20, 2025.
- Ludovic Saverys: type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 88,711,007; sole dispositive power 0; shared dispositive power 88,711,007; aggregate amount beneficially owned 88,711,007 (44.5% of the class)
  Comment: *The reported percentage is based on 199,403,293 common shares of the Issuer outstanding as of March 20, 2025 as reported by the Issuer in its Form 20-F filed on March 20, 2025.
- Michael Saverys: type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 88,711,007; sole dispositive power 0; shared dispositive power 88,711,007; aggregate amount beneficially owned 88,711,007 (44.5% of the class)
  Comment: * The reported percentage is based on 199,403,293 common shares of the Issuer outstanding as of March 20, 2025 as reported by the Issuer in its Form 20-F filed on March 20, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.05 per share
Name of issuer: Golden Ocean Group Limited
Address of issuer's principal executive offices: Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda (D0), HM 08
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on March 11, 2025 (as amended, the "Schedule 13D") by (i) CMB.TECH Bermuda Ltd. ("CMBT Subsidiary"), (ii) CMB.TECH NV ("CMBT"), (iii) Compagnie Maritime Belge NV ("CMB"), (iv) Saverco NV ("Saverco"), (v) Alexander Saverys, (vi) Ludovic Saverys, and (vii) Michael Saverys (the foregoing corporations and individuals are collectively referred to herein as the "Reporting Persons") with respect to the common shares, par value $0.05 per share (the "Shares") of Golden Ocean Group Limited (the "Issuer").

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

Since the date of the filing of the Schedule 13D, CMBT Subsidiary purchased an aggregate of 7,347,277 additional Shares in the open market for an aggregate purchase price of approximately USD $58.65 million (exclusive of fees and expenses).

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

The information included in Item 3 of this Amendment No. 1 is hereby incorporated by reference into this Item 4.

On March 21, 2025, the Issuer announced the appointment by the Issuer's board of directors (the "Board") of Mr. Patrick De Brabandere and Mr. Patrick Molis as directors of the Board, and that Messrs. Ola Lorentzon, John Fredriksen, Ben Mills and Cato Stonex, in conjunction with the foregoing appointments, stepped down from their positions as directors of the Issuer. Messrs. De Brabandere and Molis also serve as directors on CMBT's Supervisory Board, and Mr. De Brabandere is also a director of CMB.

Other than as set forth in this Amendment No. 1 and the Schedule 13D, the Reporting Persons do not have any plans or proposals as of the date of this filing which relate to or would result in any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(e) of the Schedule 13D are hereby amended and restated as follows:

According to information provided in the Issuer's Annual Report on Form 20-F filed on March 20, 2025, the Issuer had 199,403,293 Shares issued and outstanding as of March 20, 2025. Based on the foregoing, as of the date of this filing the Reporting Persons may be deemed the beneficial owners of 88,711,007 Shares, representing approximately 44.5% of the Issuer's issued and outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this filing the Reporting Persons may be deemed to have the shared power to vote and dispose of 88,711,007 Shares.
Transactions in the class effected during the past sixty days: To the best of the Reporting Persons' knowledge, the transactions in the Shares effected by the Reporting Persons during the past 60 days and not previously reported are set forth on Exhibit A-1 to this Amendment No. 1 to the Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

The information included in Item 3 and Item 4 of this Amendment No. 1 is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A-1: Transactions Effected in the Past 60 Days Pursuant to Item 5(c).

## Signatures
- CMB.TECH Bermuda Ltd.: /s/ Ludovic Saverys, Ludovic Saverys, Director (03/27/2025)
- CMB.TECH NV: /s/ Ludovic Saverys, Ludovic Saverys, Chief Financial Officer (03/27/2025)
- Compagnie Maritime Belge NV: /s/ Ludovic Saverys, Ludovic Saverys, Chief Financial Officer (03/27/2025)
- Saverco NV: /s/ Ludovic Saverys, Ludovic Saverys, Director (03/27/2025)
- Alexander Saverys: /s/ Alexander Saverys, Alexander Saverys (03/27/2025)
- Ludovic Saverys: /s/ Ludovic Saverys, Ludovic Saverys (03/27/2025)
- Michael Saverys: /s/ Michael Saverys, Michael Saverys (03/27/2025)